November 19, 2007


Ms Mary Puma
Chairman and Chief Executive Officer
Axcelis Technologies
108 Cherry Hill Drive
Beverly, MA 01915

Dear Mary:

We appreciated the opportunity to meet with you and Stephen Bassett last Wednesday. In our opinion, the meeting was productive in framing the potential for the Optima HD product as well as the high degree of conviction in its ultimate success shared by senior management and the Board.

We do believe that certain actions are required today to ensure that Axcelis has the financial flexibility to drive Optima to its full potential. We are of the opinion that there is a growing risk that external forces will exert pressure on Axcelis over the next 12 to 18 months. Specifically, a weakening semiconductor capital equipment market and aggressive marketing tactics by a well funded competitor may work to create a challenging 2008. To address these likely near term challenges we strongly encourage that you expeditiously move forward on the following objectives:

*	Refinance the existing 2009 Convertible Notes
*	Explore a sale-leaseback agreement for the Beverly property

Successful completion of the above initiatives should secure Axcelis' financial strength even under the most challenging of environments. Further, it should eliminate the growing concern among Wall Street analysts about Axcelis' financial flexibility.

Coincident with actions designed to strengthen the balance sheet, we also believe that the Board needs to begin the process to explore strategic alternatives for Axcelis. Hiring an investment banking firm to solicit interest for a minority, majority, or strategic investment in Axcelis is an obvious path to creating shareholder value. We believe an educated buyer would be willing to value Axcelis incorporating the company's Optima technology and market potential. Further, we believe an investor would be attracted to Axcelis' large installed base and stable service business, dominant market position in the High Energy segment, and ownership position in SEN.



Ms. Mary Puma
November 19, 2007
Page Two


Sterling currently owns approximately 12 million shares of Axcelis or 11% of the outstanding shares. It is our intention to convert to a 13D ownership position which will allow us greater flexibility in communicating with other interested parties.

We hope management and the Board will support these initiatives and will move aggressively to create value for Axcelis' shareholders.

Sincerely,

STERLING CAPITAL MANAGEMENT LLC



Brian R. Walton, CFA


cc: 	Mr. Stephen R. Hardis
	Mr. Steve Bassett